Exhibit 99.2

Nano Labs Announces Pricing of $5.0 Million Registered Direct Offering

HANGZHOU, China, April 11, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China today announced that it has entered into a securities purchase agreement with certain institutional investors to purchase 4,347,825 Class A ordinary shares of the company (the “Ordinary Shares”) in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell to the investor warrants to purchase up to 6,521,737 Ordinary Shares. The combined effective offering price for each share of Ordinary Share and accompanying warrant is $1.15. The warrants are immediately exercisable, expire five years from the date of an effective registration statement, and have an exercise price of $1.265 per share. The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $5.0 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The offering is expected to close on or about April 15, 2024, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The shares of Ordinary Share are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-273968), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 1, 2023. The offering of Ordinary Share will be made only by means of a prospectus supplement that forms a part of such registration statement. The warrants to be issued in the concurrent private placement and the shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the sales of Ordinary Share will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Risks and uncertainties that may cause such differences include, among other things: satisfaction of customary closing conditions related to the offering and the sale of the securities and Nano Lab’s ability to complete the offering. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com